SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                        Kelley Oil & Gas Corporation
--------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                487906 10 9
           -----------------------------------------------------
                               (CUSIP Number)

         John F. Bookout                          Richard Hall
  Kelley Oil & Gas Corporation              Cravath, Swaine & Moore
601 Jefferson Street, Suite 1100               825 Eighth Avenue
      Houston, Texas 77002                 New York, New York 10019
         (713) 652-5200                         (212) 474-1000
--------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 29, 1999
         ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                                SCHEDULE 13D

CUSIP No. 487906 10 9


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Contour Production Company L.L.C.
          I.R.S. NO.:    76-0496126
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              72,144,048
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               72,144,048
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        72,144,048
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.4%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISUER"

                               SCHEDULE 13D

CUSIP No. 487906 10 9

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bessemer Holdings, L.P.
          I.R.S. No. 22-3257975
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               72,144,048
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               -0-
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         72,144,048
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        72,144,048
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.4%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISUER"

                               SCHEDULE 13D

CUSIP No. 487906 10 9

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JFB Squared, Ltd.
          I.R.S. No. 76-0412765
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              2,855,952
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               2,855,952
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,855,052
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISUER"

                               SCHEDULE 13D

CUSIP No. 487906 10 9

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bevairohn, Ltd.
          I.R.S. No. 76-0415687
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               72,144,048
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               -0-
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         72,144,048
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,144,048
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.4%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISUER"

#The consent of Bevairohn is required for the disposition, under certain circumstances, of the Common Stock.

                        Kelley Oil & Gas Corporation
                             Amendment No. 4 to
                                Schedule 13D


          This Amendment No. 4 hereby amends and supplements the Statement on Schedule 13D dated January 23, 1996, as amended by Amendment No. 1 dated February 15, 1996, Amendment No. 2 dated April 26, 1996 and Amendment No. 3 dated December 1, 1997 (as amended, the "Statement"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Kelley Oil & Gas Corporation, a Delaware corporation ("Kelley").

Item 2.   Identity and Background.

          The first and second paragraphs of Sections (a), (b), (c) and (f) of Item 2 are amended and supplemented in their entirety to read as follows:

          (a), (b), (c) and (f). This Statement is filed on behalf of Contour Production Company L.L.C., a Delaware limited liability company ("Contour"), JFB Squared, Ltd., a Texas limited partnership ("JFB"), and Bevairohn, Ltd., a Texas limited partnership ("Bevairohn"), pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Bessemer Holdings, L.P., a Delaware limited partnership ("BH"). Contour, BH and Bevairohn are hereinafter collectively referred to as the "Reporting Persons".

          Contour has its principal office at 630 Fifth Avenue, New York, New York 10111. Contour's activities consist principally of investing in Kelley, which activities are principally conducted at its 630 Fifth Avenue office. BH owns a majority of the outstanding membership interests of Contour. BH has its principal office at 630 Fifth Avenue, New York, New York 10111. BH's only activity is making investments in securities for its own account, which activity is principally conducted at its 630 Fifth Avenue office. Under the constitutive documents of Contour, as described in
Item 5, Bevairohn may be deemed to share the power to direct the vote of the Common Stock beneficially owned by Contour. JFB's and Bevairohn's principal office is located at 910 Louisiana Street, Suite 5050, Houston, Texas 77002. Bevairohn's activities consist principally on investing in Contour. JFB's activities consist principally of investing in Kelley. John
F. Bookout, who is the Chairman of the Board of Directors, President and Chief Executive Officer of Kelley, is general partner of JFB and Bevairohn. Each of Mr. Bookout, together with wife, Carolyn Bookout, and John F. Bookout III hold a 1% general partnership interest and a 49% limited partnership interest in JFB. Mr. Bookout, together with wife, holds a 3% general partnership interest in Bevairohn. The limited partners of Bevairohn consist of Mr. Bookout, his wife, Mr. Bookout III and three trusts established for members of Mr. Bookout's family.

Item 4.   Purpose of Transaction.

          The last paragraph of Section (a) of Item 4 is amended and supplemented in its entirety to read as follows:

          The continuing decline in the market price of the Common Stock is having several detrimental effects on Kelley, including limiting its financing alternatives and impairing its ability to continue listing the Common Stock on The Nasdaq Stock

Market. In response, the Reporting Persons are considering a variety of plans and proposals with respect to the equity securities of Kelley, including, among others, investigating the purchase of shares of Common Stock or other equity securities of Kelley by the Reporting Persons or their affiliates. The Reporting Persons intend continuously to review all aspects of their investment in Kelley, including the market price of the Common Stock, Kelley's business operations, financial results and condition and prospects, conditions in the securities markets generally and general economic and industry conditions. The Reporting Persons reserve the right, based on their continuing review of these and other relevant factors, (i) to acquire shares of Common Stock or other equity securities of Kelley in the open market, in privately negotiated transactions, directly from Kelley or otherwise, or (ii) to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (iii) otherwise to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented in its entirety to read as follows:

          On March 29, 1999, pursuant to certain changes in the constitutive documents of Contour, all the membership interests of JFB in Contour were redeemed in exchange for 2,855,952 shares of Common Stock, which represented a proportionate amount of the 75,000,000 shares of Common Stock previously held by Contour. By reason of the redemption of its interests in Contour, JFB no longer has any voting or dispositive power over Common Stock held by Contour.

                                 Signatures

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 29, 1999


                                   CONTOUR PRODUCTION COMPANY L.L.C.,

                                     by:  /s/ John F. Bookout
                                        --------------------------------
                                        Name:  John F. Bookout
                                        Title: Authorized Signatory


                                   JFB SQUARED, LTD.,

                                     by:  /s/ John F. Bookout
                                        --------------------------------
                                        Name:  John F. Bookout
                                        Title: General Partner


                                   BEVAIROHN, LTD.,

                                     by:  /s/ John F. Bookout
                                        --------------------------------
                                        Name:  John F. Bookout
                                        Title: General Partner


                                   BESSEMER HOLDINGS, L.P.,

                                     by: Kylix Holdings, L.L.C., its
                                         general partner,

                                       by: North Hailey Corporation,
                                           a principal manager,


                                         by:  /s/ Ward W. Woods
                                            ----------------------------
                                            Name:  Ward W. Woods
                                            Title: President